
November 13, 2020

Moti Malul
Chief Executive Officer
NeoGames S.A.
5, rue de Bonnevoie
L-1260 Luxembourg
Grand Duchy of Luxembourg

> **Re: NeoGames S.A.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 9, 2020**
> **File No. 333-249683**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed November 12, 2020**
> **File No. 333-249683**

Dear Mr. Malul:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2020 letter.

Amendment No. 2 to Form F-1 Filed November 12, 2020

General

1. Please revise your disclosure to describe Article 24 of your Amended and Restated Articles of Association, discuss any risks or other impacts of such provision on your investors (including, for example, increased costs to bring a claim, the dicouragement of claims, and the limitation on investors' ability to bring claims in a judicial forum they find favorable), and address any uncertainty as to whether a court would enforce the provision

(for example, because it limits the concurrent jurisdiciton provided by Section 22 of the Securities Act).

Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services